Filed by EMC Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Legato Systems, Inc.

Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“Legato”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

The following is a form of letter to be used by EMC employees to communicate with certain EMC customers.

Form of Customer Letter

Dear              ,

The union of Legato Systems and EMC will make it easier for you to manage and protect all of your information throughout the information lifecycle – from inception, to archive to destruction. Given the continued growth of data stores and your increasing needs to manage it, such software is by far the best way to lower your storage total cost of ownership in the years ahead.

This acquisition represents a significant win for both companies’ customers, employees, partners and stockholders, accelerating the evolution of EMC into the company that offers the widest and best choice of integrated information storage solutions to help companies like yours get the maximum value from your information at the lowest total cost.

Legato broadens the EMC open storage software portfolio and accelerates our open software strategy in precisely the right areas: Information Access and Recovery, including rapidly growing areas such as messaging and content management.

This move takes EMC further down a path forged in 2001, when we announced the separation of EMC Open Software Operations from the storage platforms side of our business. This has given EMC software developers the freedom to create the industry’s best software for multi-vendor storage environments.

The acquisition of Legato underscores EMC’s commitment to your heterogeneous storage management needs and deepens EMC’s unparalleled storage expertise and superior customer service and support.

People ask me if this means EMC is becoming a software company. The correct answer is to describe EMC as a technology-led, information storage solutions company, where open software plays an ever growing role.

With our shared focus and complementary lines of business, Legato and EMC will be even better positioned to serve your emerging needs and transform the storage industry well into the future.

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.